Exhibit 99.1
NEWS RELEASE

Endeavour Silver to Release 1st Quarter 2013 Financial Results May 6, 2013, Conference Call at 1:00pm EDT on May 7, 2013

Annual General Meeting to be Held in Vancouver on May 22, 2013, Endeavour to Adopt Advance Notice and Majority Voting Policies
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Vancouver, Canada – April 12, 2013 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK) announces it will release first quarter 2013 financial results after market on May 6, 2013.

A telephone conference call to discuss the Q1 results will be held at 10:00am PDT (1:00pm EDT) on Wednesday, May 7, 2013. To participate in the conference call, please dial the following:

• 1-800-319-4610	Canada and USA (toll-free)
• 604-638-5340	Vancouver
• 1-604-638-5340	Outside of Canada & USA
• No pass-code is necessary to participate in the conference call

Endeavour also announces it will hold its annual meeting of shareholders at 10:00am PDT on May 22, 2013 at the Fairmont Waterfront Hotel, 900 Canada Place Way, in Vancouver, BC. The Company has fixed April 17, 2013 as the record date for determining shareholders entitled to vote at the meeting.

To improve corporate governance, the Board of Directors proposes to adopt an advance notice policy which requires advance notice to the Company in circumstances where nominations of persons for election to the Board of Directors are made by shareholders, other than pursuant to the requisition of a meeting or a shareholder proposal.

Among other things, the advance notice policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders, and sets forth the information that a shareholder must include in the notice to the Company. No person will be eligible for election as a director of Endeavour Silver unless nominated in accordance with the advance notice policy.

In the case of an annual meeting of shareholders, notice to the Company must be provided not less than 30 days and not more than 65 days prior to the date of the meeting, provided, however, that in the event the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

For the upcoming annual meeting of shareholders, any notice delivered to the Company before April 22, 2013 shall be deemed to have been delivered prior to the deadline for such notices.

Endeavour CEO Bradford Cooke commented: “The adoption of an advance notice policy puts in place a clear and transparent process for all shareholders to follow if they intend to nominate directors. It also creates a level playing field by providing adequate time for shareholders to properly evaluate the qualifications and suitability of any proposed alternative candidates.”

The advance notice policy is effective immediately and will be placed before shareholders for approval at the annual meeting on May 22, 2013. The full text of the policy is available under the Company's profile at www.sedar.com. The advance notice policy is in effect until approved, amended or rejected by shareholders at the meeting.

The Company also announces that the Board of Directors has adopted a majority voting policy for the election of directors in uncontested elections. Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the Director shall promptly tender his/her resignation for consideration by the Corporate Governance and Nominating Committee and the Board. The Corporate Governance and Nominating Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the Director but addressing what the Corporate Governance and Nominating Committee believes to be the underlying cause of the withheld votes, resolving that the Director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination.

The Corporate Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
CEO and Director

About Endeavour – Endeavour is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of growing silver production, reserves and resources. The organic expansion programs now under way at Endeavour’s three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier senior silver mining company.

For more information please contact:
Meghan Brown, Director Investor Relations
Lana McCray, Corporate Communications Coordinator
Toll free: (877) 685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: mbrown@edrsilver.com or lmccray@edrsilver.com
Website: www.edrsilver.com